

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 28, 2010

<u>Via Mail and Fax</u>

Stephen C. Vaughan
Executive Vice President and Chief Financial Officer
Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, OK 73104

   RE: **Sonic Corp.**
      File Number: 000-18859
      Form 10-K for the Year Ended August 31, 2009

Dear Mr. Vaughan:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Lyn Shenk
        Branch Chief